UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON,   D.C. 20549

                       FORM l2b-25

               NOTIFICATION  OF LATE FILING

 (Check one):  [X]  Form 1O-K  Form 2O-F  Form 1l-K  Form 10-Q   Form N-SAR
                                                           SEC FILE NUMBER
                                                               1-5745
                                                             CUSIP NUMBER
                                                              344820105
 For period Ended:      October 28, 1995
               Transition Report on Form 10-K
               Transition Report on Form 20-F
               Transition Report on Forrn II -K
               Transition Report on Form IO-Q
               Transition Report on Form N-SAR

For the Transition Period Ended:

PART 1 - REGISTRANT INFORMATION

        Full Name of Registrant

         FOODARAMA SUPERMARKETS, INC.

Address of Principal Executive Office (Street and Number)

          922 Highway 33,  Building 6, Suite 1,

City, State and zip Code

          Freehold,          New Jersey         07728

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the

                PART II- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)



    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III  -   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, I I-K, IO-Q, N-SAR, or the transition report or portion hereof, could not be filed within the prescribed time period.

"As a result of a loan transaction which is scheduled to close on January 25, 1996, which affects the Registrant's financial condition and disclosures relating thereto, the Registrant's Annual Report on Form 10-K for the fiscal year ended October 28, 1995 cannot be filed within the prescribed time period."

PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

              (Name)            (Area Code)               (Telephone Number)

          Joseph C. Troilo        (908)                       294-2254

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).

                        X    Yes        No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                                   Yes        [X]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    FOODARAMA SUPERMARKETS, INC.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        1/25/96                         By /S/   Joseph C. Troilo